SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004 (October 12, 2004)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

BUY-BACK OFFER

ANSELL LIMITED ABN 89 004 085 330

This is an important document. If you are in any doubt as to the action you should take, you should consult your legal, financial or other professional adviser immediately.

Important Dates

EVENT	DATE

Record Date for participation in the Buy-Back	Wednesday, 6 October 2004

Annual General Meeting	Thursday, 14 October 2004

Buy-Back Offer opens for acceptance	Thursday, 14 October 2004

Calculation and announcement of Buy-Back Price (following close of trading)	Tuesday, 9 November 2004

Buy-Back Offer closes and acceptances must be received no later than 5.00pm, Melbourne time	Friday, 12 November 2004

Calculation of scale back (if any)	Saturday, 13 November and Sunday, 14 November 2004

Buy-Back agreements entered into	Sunday, 14 November 2004

Announcement of scale back (if any)	Monday, 15 November 2004

Last date for despatch of cheques to participating shareholders	Friday, 26 November 2004

To accept this Offer

Please complete and sign the enclosed Acceptance Form and send it:

By mail to:	OR	In person to:	OR	By facsimile to:
Computershare Investor		Computershare Investor		Computershare Investor
Services Pty Limited		Services Pty Limited		Services Pty Limited
GPO Box 52		Yarra Falls		Facsimile: (+61 3) 9473 2471
Melbourne Vic 8060		452 Johnston Street
Australia		Abbotsford Vic 3067 Australia

so that it is received no later than 5.00pm Melbourne time, 12 November 2004.

If you have a CHESS Holding

Contact your controlling participant (your broker) in sufficient time for your controlling participant to process your acceptance no later than 5.00pm Melbourne time, 12 November 2004.

Any Questions?

If you have any questions about the Buy-Back, contact Ansell’s Share Registrar, Computershare Investor Services Pty Ltd on 1300 726 419 or (+61 3) 9415 4218 if you are calling from outside Australia (please note that this is not a free call).

Note: The Buy-Back Offer is not made to persons to whom the Offer may not lawfully be made, or to persons whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident. Without limiting the rights that Ansell otherwise has in relation to acceptances, an acceptance submitted by such a person will not be accepted by Ansell.

Chairman’s Letter

11th October, 2004

Dear Shareholder

On behalf of the Board of Directors, I am pleased to invite you to participate in an off-market share Buy-Back with a maximum cost to the Company of A$155 million. The Buy-Back is a further step in the continued delivery of value to our shareholders.

Due to the strong balance sheet and significant cash flows of the Company, your Board is now in a position to offer shareholders the chance to sell their shares to the Company in an off-market Buy-Back.

Your Directors believe that this Buy-Back is in the best interests of all shareholders, whether or not they participate in the Buy-Back. It is designed, however, to ensure that all shareholders (to the extent possible) who want to participate can do so.

The Buy-Back offers shareholders who participate a chance to receive around $9.00 per share, as a capital amount. No stamp duty or brokerage is payable by you if you accept this offer. Buy-Back acceptances must be received by the Registry no later than 5.00pm Melbourne time on 12 November 2004.

All shareholders who retain a holding in Ansell will share in an expected increase of earnings per share in the 2004/2005 financial year and the future.

Your Board and management are committed to the continued focus on both growing the business and on strategic improvements in our drive to increase shareholder value and increase returns to you, our shareholders.

The Buy-Back is subject to a favourable class ruling from the Australian Tax Office and the relevant buy-back resolution being passed at the Annual General Meeting to be held on 14 October 2004. Should this resolution not be passed then the Buy-Back will not proceed.

I urge you to consider this document carefully and, if you are in any doubt as to the action you should take, please contact your financial, taxation or other adviser immediately. Alternatively, please call our shareholder line for general enquiries on 1300 726 419.

Yours sincerely

Dr E D Tweddell
Chairman

1.	Summary of the Buy-Back

This booklet contains material information on the Buy-Back Offer to help you to make an informed decision on whether to participate. Some defined terms are used in this booklet which are explained on page 16.

1.1 What is an off-market buy-back?

In a buy-back, a company buys back some of its shares from its shareholders. A buy-back is ‘off-market’ when it is made to shareholders directly rather than through the share market.

1.2 Why is Ansell implementing a buy-back?

The Buy-Back is part of Ansell’s ongoing capital management strategy, which is designed to increase shareholder value and achieve long-term, sustainable benefits for Ansell and all of its shareholders.

1.3 What are the advantages of the Buy-Back?

•	Participation in the Buy-Back is optional. You are able to:

•	choose whether to accept the Offer;

•	choose how many of your Shares to nominate for sale; and

•	choose which particular holdings of your Shares to nominate for sale (if you have more than one holding).

•	All shareholders who participate in the Buy-Back for their Shares do so at the same price.

•	The Buy-Back will reduce the number of Shares on issue and will make Ansell’s capital structure more efficient, with the aim of achieving improvements in return on equity and earnings per share over the longer term.

•	Shareholders who sell Shares into the Buy-Back do not have to pay brokerage or appoint a stockbroker to sell their Shares.

•	The Buy-Back Price has been set at a 2.2 per cent premium to the market price of Ansell shares over the weighted average price of the five trading days preceding the Record Date.

1.4 What is the Buy-Back Offer?

Ansell is offering to spend up to $155 million on buying back Shares. Depending on the Buy-Back Price, this may be in the range of approximately 16-18 million Shares, representing around 9-10 per cent of the Ansell shares on issue as at 30 September 2004. The Buy-Back Offer is made subject to the receipt of shareholder approval of the relevant buy-back resolution at the Annual General Meeting to be held on 14 October 2004.

1.5 Who may participate in the Buy-Back?

Shareholders holding Shares at 5.00 pm Melbourne time on the Record Date (being 6 October 2004) may participate in the Buy-Back. The maximum number of Shares you may nominate for sale is set out in the box marked ‘A’ on your personalised Acceptance Form. Restricted Employee Shares are not able to be sold into the Buy-Back and will be disregarded for the purposes of determining employees’ entitlement to participate in the Buy-Back.

You may not have all the Shares for which you accept the Buy-Back Offer bought back if a scale back is required (see question 1.8 below). Full details of the scale back are referred to on pages 3 and 11.

You may offer to sell any number of your Shares into the Buy-Back, up to the maximum amount specified on your personalised Acceptance Form. There is no minimum participation level, except for shareholders who hold 200 Shares or less who, if they elect to participate, must sell all of their Shares into the Buy-Back.

1.6 Do I have to sell any of my Shares?

No. If you do not want to sell any of your Shares you do not need to take any action. You do not have to do anything if you want to keep your Shares.

If you do not sell your Shares, you will have the same number of Shares after the Buy-Back as you had before the Buy-Back. However, your proportional ownership interest in Ansell will increase when the Shares that are bought back from other shareholders who accepted the Buy-Back Offer are cancelled.

1.7 How many Shares will Ansell buy back?

Ansell intends to spend up to a maximum of $155 million on buying back Shares, representing around 16-18 million Shares (approximately 9-10 per cent of the total number of Shares on issue as at 30 September 2004). If Ansell receives acceptances for more than $155 million worth of Shares, a scale back will operate so that the total value of Shares bought back, based on the Buy-Back Price, is reduced to approximately $155 million.

1.8 How will the scale back operate?

If Ansell receives acceptances for more than the value of Shares it wishes to buy back, then a scale back will operate. The scale back is intended to operate in the following manner:

IF YOU NOMINATE FOR SALE INTO THE BUY-BACK	THEN ANSELL WILL BUY BACK
200 Shares or less	All the Shares you nominate for sale into the Buy-Back

More than 200 Shares	The first 200 Shares plus a pro-rata percentage of the number of Shares you have nominated for sale in excess of 200 Shares, such that the total value of Shares bought back by Ansell, based on the Buy-Back Price, equals approximately $155 million(see section 4.1 for more details)

Ansell will also buy back all of the remaining Shares held by a shareholder if, following the scale back, the shareholder would be left with less than a Marketable Parcel of Shares, provided the shareholder has accepted the Offer in respect of all of their Shares.

1.9 At what price will the Shares be bought back?

The Buy-Back Price will be $9.00, adjusted upwards or downwards for the percentage change in the S&P/ASX 200 Industrials Index from the commencement of trading on Wednesday, 6 October 2004 to the close of trading on Tuesday, 9 November 2004, subject to a maximum price of $9.20 and a minimum price of $8.70. The opening level of the S&P/ASX 200 Industrials Index on 6 October 2004 was 5,983.7.

The Directors may, at their discretion, make a further adjustment to the Buy-Back Price within the maximum and minimum prices set out above if they believe on reasonable grounds that the movement in the S&P/ASX 200 Industrials Index from the commencement of trading on 6 October 2004 to the close of trading on 9 November 2004 is significantly different to the movement in the value of Ansell Shares over the same period.

As the Buy-Back Price is calculated by reference to the S&P/ASX 200 Industrials Index at the close of trading on 9 November 2004, it cannot be determined before that time. The S&P/ASX 200 Industrials Index may increase or decrease before 9 November 2004. You can check the level of the S&P/ASX 200 Industrials Index in many daily newspapers.

The chart below illustrates the possible Buy-Back Prices depending on the level of the S&P/ASX 200 Industrials Index at the close of trading on Tuesday, 9 November 2004.

Ansell expects to announce the final Buy-Back Price following the close of trading on Tuesday, 9 November 2004.

1.	Summary of the Buy-Back continued

1.10 How does the Buy-Back compare to selling the Shares on the stock market?

You may be able to sell your Shares for a higher price than the Buy-Back Price on the stock market. However, you would have to pay brokerage – you do not have to pay this charge if you sell your Shares in the Buy-Back.

The market price of Ansell Shares on the ASX may be, or may move, higher then the Buy-Back Price during the period of the Offer. It may also vary significantly in the future. By making the Offer and in setting the Buy-Back Price, Ansell is not making any recommendations or giving any advice on the value of its shares, or whether (or how) you should sell your Shares.

Before you decide what to do with your Shares, we recommend you seek your own professional advice (including taxation advice).

1.11 How have Ansell Shares performed over recent times?

The closing price of Ansell Shares on the ASX on 9 August 2004, being the last trading day before the Company announced its full year results and that it was considering conducting the Buy-Back, was $7.79.

Ansell announced details of the Buy-Back on Friday, 24 September 2004, the date of lodgement of Appendix 3C (Announcement of Buy-Back), at which time the closing price of Ansell Shares on the ASX was $8.50.

As at the Record Date, the opening price of Ansell Shares on the ASX was $8.90.

The highest and lowest market sale prices of Ansell Shares during each of the preceding five months were as follows:

MONTH	LOW	HIGH
May 2004	$7.36	$7.90
June 2004	$7.54	$7.83
July 2004	$7.58	$7.92
August 2004	$7.76	$8.60
September 2004	$8.50	$8.84

A graph indicating the share price performance of Ansell over the period from 1 July 2002 to 5 October 2004 is set out below.

Ansell Share Price 1 July 2002 – 5 October 2004

A graph indicating the relative performance of Ansell Shares against the S&P/ASX 200 Industrials Index over the last 15 months is shown below.

Ansell Share Price vs S&P/ASX 200 Industrial Index 1 July 2003 – 5 October 2004

1.12 How long will the Buy-Back be open?

The Offer will be open from Thursday, 14 October 2004 until 5.00pm Melbourne time on Friday, 12 November 2004. Ansell may extend the Offer. If the Offer is extended, the new closing date will be announced to the ASX and published in a national newspaper.

1.13 Will the Buy-Back proceed if the buy-back resolution is NOT passed at the General Meeting?

No – if shareholders do not approve the buy-back resolution, the Buy-Back will not proceed.

1.14 How do I accept the Offer?

The way in which you can accept the Offer will depend on whether your Shares are held as an Issuer Sponsored Holding or as a CHESS Holding.

(a) Issuer Sponsored Holdings

Enclosed with this document is a personalised Acceptance Form which contains instructions on how to accept the Offer. If you wish to accept the Offer for all of your Shares, you only need to place an ‘X’ in the box marked ‘B’ and sign the Acceptance Form where indicated.

Where you hold more than 200 Ansell Shares and you wish to accept the Offer for a smaller number of Shares, write the number of Shares you wish to sell in the box marked ‘C’ and sign the Acceptance Form where indicated.

If you hold 200 Ansell Shares or less, you must accept the Buy-Back Offer for all of your Shares if you wish to participate in the Buy-Back. If you hold 200 Shares or less and you purport to accept the Offer for less than all of your Shares, you will be deemed to have accepted the Offer for all your Shares.

You cannot accept the Offer in respect of more than the number of Shares indicated in the box marked ‘A’ on your personalised Acceptance Form. If you purport to accept the Offer for more than this number of Shares, you will be deemed to have accepted the Offer for the number of Shares indicated in the box marked ‘A’ on your personalised Acceptance Form.

You should refer to section 4.2 of this booklet for further details on how to accept the Offer.

1.	Summary of the Buy-Back continued

(b) CHESS Holdings

If you have a CHESS Holding, you only need contact your controlling participant (normally the broker who arranged the purchase of your Shares). You must contact them in time for them to process your acceptance before 5.00pm Melbourne time on Friday, 12 November 2004.

You should refer to section 4.2 of this booklet for further details on how to accept the offer.

1.15 Can I withdraw or amend my acceptance?

Yes – you may withdraw or amend your acceptance of the Buy-Back Offer provided you do so by 12 November 2004. See section 4.9 of this booklet for instructions on how to withdraw or amend your acceptance and details of when such changes will take effect.

1.16 When will I be paid for Shares I sell into the Buy-Back?

Payment for Shares purchased under the Buy-Back will be mailed to you by cheque (in Australian dollars, except for residents in the United States, United Kingdom or New Zealand who will be paid in local currency) within 10 business days of the Closing Date. Ansell expects to mail cheques by no later than Friday, 26 November 2004.

Unless written advice to the contrary is received by Computershare prior to the Offer closing on Friday, 12 November 2004, your cheque will be mailed to the address shown on the Register at the Closing Date.

2.	Australian Tax Implications for Shareholders

This discussion seeks to provide Australian resident individual shareholders, Australian corporate shareholders and non-Australian resident shareholders who elect to participate in the Buy-Back with a general summary of the relevant Australian income tax considerations. It does not apply to shareholders who hold their Shares on revenue account or to shareholders who are share traders, banks, superannuation funds or insurance companies.

This summary is provided purely as a guide and is not intended to be advice and should not be relied upon by shareholders as such. We recommend that shareholders consult their own professional advisers concerning the relevant tax implications of participating in the Buy-Back in their particular circumstances.

The Buy-Back Offer will constitute an ‘off-market’ buy-back as defined in the income tax law. As outlined below, no component of the Buy-Back Price will be treated as a deemed dividend for the purposes of the buy-back rules. In this respect, Ansell has sought confirmation from the Australian Tax Office (‘ATO’) in a binding class ruling (on behalf of shareholders) that certain anti-avoidance rules directed at the provision of capital benefits in substitution for dividends will have no application to the Buy-Back.

Unless otherwise indicated, the explanation below is based on income tax laws applying as at September 2004.

2.1 Nature of Buy-Back – no dividend component

The return of capital to shareholders of Ansell is by way of an off-market equal access buy-back. Under an off-market buy-back, the amount received by shareholders of Ansell will be treated as a dividend to the extent of the difference between the Buy-Back Price and the amount debited against the Company’s share capital account.

As the entire Buy-Back is being debited against the Company’s share capital account, no part of the Buy-Back Price will be treated as a dividend. There are, however, certain anti-avoidance provisions in the income tax legislation directed at the provision of capital benefits in substitution for dividends.

Ansell has sought a binding class ruling from the ATO seeking confirmation from the Commissioner of Taxation that the Buy-Back, as contemplated by Ansell, will not result in the Commissioner making a determination pursuant to those anti-avoidance rules, which can deem distributions of share capital to be dividends in certain circumstances. Ansell anticipates receiving confirmation from the ATO prior to the Buy-Back Date.

2.2 Effect of the Buy-Back – capital gains tax consequences

Shareholders who have elected to have Ansell buy back their Shares will be treated for capital gains tax (CGT) purposes as having disposed of a CGT asset (ie the Shares). For the purposes of the relevant CGT rules, the time of the disposal will be the Buy-Back Date.

For the purposes of determining whether a shareholder will recognise a capital gain or loss on the disposal of their Shares, the relevant consideration under the buy-back rules will be the ‘purchase price’ in respect of the Buy-Back. The only exception is where the purchase price is less than the market value of the Shares at the time of the Buy-Back, in which case the consideration (capital proceeds) will be increased to market value.

As a practical matter and pursuant to the terms of the Buy-Back, it will not be possible to determine the Buy-Back Price nor the market value of the Shares until the Buy-Back Date. However, in broad terms, for the purposes of enabling Ansell shareholders to determine whether their participation in the Buy-Back will result in a capital gain or loss upon the disposal of their Shares, shareholders will be deemed to have received consideration, which is at least equal to the market value of the Shares. If the Buy-Back Price were to exceed the market value of the Shares disposed of, as at the time of the Buy-Back, the relevant consideration will be the Buy-Back Price.

2.	Australian Tax Implications for Shareholders continued

2.3 Position of resident individual shareholders

Resident individuals who elect to participate in the Buy-Back will dispose of their Shares and receive a capital amount only. As the Shares will be taken to have been disposed of, the amount of any capital gain or loss will depend upon the difference between their cost base in the Shares and the applicable consideration as determined above.

A shareholder’s cost base in the Shares will ordinarily be the amount the shareholder has paid to acquire the Shares plus any incidental costs of acquisition, for example, stamp duty and brokerage. The ability to index the cost base for the effect of inflation was removed with effect from 30 September 1999. However, individual shareholders who have acquired Shares in Ansell prior to 21 September 1999, can choose to have indexation included in the cost base (capped as at 30 September 1999) in determining any net capital gain.

Alternatively, individual shareholders can choose to have half the capital gain (being the difference between the consideration received and the cost base, ignoring indexation) included in their assessable income provided the Shares have been held for at least 12 months prior to the Buy-Back Date.

For individual shareholders who acquired their Shares on or after 21 September 1999 and have at the Buy-Back Date held their Shares for at least 12 months should include half of the capital gain in their assessable income. For shareholders who have held their Shares for less than 12 months, they must include the full capital gain in their assessable income.

The Buy-Back Price may mean that some shareholders will make a capital loss on Shares they sell into the Buy-Back, to the extent that the cost base (ignoring indexation) of the Shares disposed of exceeds the consideration received.

For individuals who purchased their Shares before 20 September 1985, they will not be subject to CGT on the disposal of their Shares.

2.4 Position of resident corporate shareholders

A resident corporate shareholder who elects to dispose of their Shares in the Buy-Back will receive a capital amount only.

For CGT purposes, any capital gain or loss on the disposal of those Shares will be calculated by reference to the difference between the consideration received and the shareholders’ cost base (taking into account the changes to indexation in the event of a gain).

In the event of a capital gain, the ability for resident corporate shareholders to include indexation in the cost base of the Shares is capped as at 30 September 1999, assuming the Shares were acquired before 21 September 1999. Unlike individual resident shareholders, corporate shareholders are not entitled to choose between indexation or the discount capital gains rules in determining net capital gains, as the discount capital gains rules do not apply to companies.

Corporate shareholders will recognise a capital loss to the extent their original cost base (ignoring indexation) in the Shares exceeds the consideration received pursuant to the Buy-Back, as determined above.

2.5 Position of non-resident shareholders

Non-resident shareholders who elect to participate and sell Shares in the Buy-Back will receive a capital amount only. No CGT consequences should arise for non-resident shareholders unless they (together with associates) have at any time during the five years before the CGT event happens (the time the Shares are sold under the Buy-Back), held 10 per cent or more of the value of the issued capital of Ansell.

3.	Effect of the Buy-Back on Ansell

3.1 Impact of the Buy-Back

As at 30 September 2004, Ansell had approximately 176.3 million Shares on issue. Assuming the total value of Shares bought back is $155 million and assuming this results in around 17 million Shares being repurchased, approximately 9.6 per cent of all Shares on issue would be transferred to Ansell. All Shares that are bought back under the Buy-Back will be cancelled in accordance with the Corporations Act.

The table below sets out Ansell’s Consolidated Statement of Financial Position as at 30 June 2004, and on a Pro-Forma basis assuming $155 million worth of Shares are bought back.

Ansell Limited and Controlled Entities

Statement of Financial Position as at 30 June, 2004

	AS AT 30 JUNE 2004 $M	PRO-FORMA(1) 30 JUNE 2004 $M
CURRENT ASSETS
Cash assets	307.8	152.8
Cash assets – restricted deposits	10.3	10.3
Receivables	228.7	228.7
Inventories	190.5	190.5
Prepayments	11.7	11.7

TOTAL CURRENT ASSETS	749.0	594.0

NON-CURRENT ASSETS
Receivables	63.6	63.6
Other financial assets	141.4	141.4
Property, plant and equipment	227.8	227.8
Intangible assets	293.4	293.4
Deferred tax assets	24.2	24.2

TOTAL NON-CURRENT ASSETS	750.4	750.4

TOTAL ASSETS	1,499.4	1,344.4

CURRENT LIABILITIES
Payables	159.4	159.4
Interest bearing liabilities	190.2	190.2
Provisions	52.0	52.0
Current tax liabilities	2.6	2.6
Other	—	0.0

TOTAL CURRENT LIABILITIES	404.2	404.2

NON-CURRENT LIABILITIES
Payables	3.3	3.3
Interest bearing liabilities	236.0	236.0
Provisions	23.9	23.9
Deferred tax liabilities	20.2	20.2

TOTAL NON-CURRENT LIABILITIES	283.4	283.4

TOTAL LIABILITIES	687.6	687.6

NET ASSETS	811.8	656.8

3.	Effect of the Buy-Back on Ansell continued

Ansell Limited and Controlled Entities

Statement of Financial Position as at 30 June, 2004

	AS AT 30 JUNE 2004 $M	PRO-FORMA(1) 30 JUNE 2004 $M
EQUITY
Contributed equity	1,383.9	1,228.9
Reserves	(275.6)	(275.6)
Accumulated losses	(306.7)	(306.7)

TOTAL EQUITY ATTRIBUTABLE TO ANSELL LIMITED SHAREHOLDERS	801.6	646.6
Outside equity interests	10.2	10.2

TOTAL EQUITY	811.8	656.8

(1)	The Pro-Forma Statement of Financial Position assumes that the total cost of the share Buy-Back is $155m before transaction costs of approximately $1m. Depending on the level of acceptances a lesser sum may be expended.

The Buy-Back is expected to improve Ansell’s earnings per share and return on equity. The precise impact of the Buy-Back on earnings per share and return on equity cannot be determined at present because the Buy-Back Price will not be known until the close of trading on 9 November 2004. The following is based on 17 million Shares being bought back.

	ACTUAL 30 JUNE 2004	PRO-FORMA 30 JUNE 2004

Earnings Per Share	39.1 cents	43.0 cents
Return on Equity	8.8%	10.7%

3.2 How will the Buy-Back be funded and how will it affect Ansell?

The Buy-Back will be funded from excess cash held in Australia.

The Board believes that after the Buy-Back, Ansell will remain conservatively geared and have strong financial flexibility and liquidity.

3.3 What effect will the Buy-Back have on trading?

The Buy-Back is not expected to have a material effect on trading in Ansell shares. In addition, having regard to Ansell’s current shareholding spread, and assuming that this is maintained, the Buy-Back is not expected to have any change of control implications for the Company.

3.4 Impact on inclusion in indices

Although the Buy-Back could reduce Ansell’s weightings within the ASX indices, and could increase the likelihood of Ansell dropping out of the S&P ASX/100 Index, this is not expected to have a material impact on Ansell or the liquidity of its shares.

3.5 Full year results

On 10 August 2004, Ansell announced its full year results for the year ending 30 June 2004. The reported operating profit after tax attributable to shareholders was $70.7 million, an increase of 41.7 per cent over the previous year. The Board also declared an interim dividend of 7 cents per share, making a total of 13 cents for the year, up from 11 cents in 2002/2003.

3.6 Outlook for 2004/2005

The Directors and management confirm the previous guidance to shareholders that segment EBITA for the Ansell Healthcare business is expected to be US$115 million for the current financial year.

For recent financial information, the 2004 Annual Report is available on Ansell’s internet site, www.ansell.com.

3.7 Capital management strategy

The Buy-Back is proposed as part of Ansell’s balanced capital management strategy of investing what is required in the underlying businesses, maintaining the ability to fund acquisitions and returning surplus capital to shareholders.

4.	Terms of the Buy-Back Offer

4.1 The Buy-Back Offer

Ansell invites you to sell to the Company up to 100 per cent of your Shares on the terms and conditions set out below. If you hold more than 200 Shares you can choose how many Shares you nominate to be bought back by Ansell. However, if you hold 200 Shares or less you must accept the Buy-Back Offer for all of your Shares if you wish to participate in the Buy-Back. The number of Shares which Ansell will buy back from you will be determined in accordance with this clause 4.1.

This Buy-Back Offer is made subject to the receipt of shareholder approval of the buy-back resolution at the Annual General Meeting to be held on 14 October 2004.

(a) The maximum Buy-Back and scale back

Ansell intends to spend up to $155 million on buying back Shares. Depending on the Buy-Back Price, this may be in the range of approximately 16-18 million Shares, representing around 9-10 per cent of the Shares on issue as at 30 September 2004. If the total number of Shares offered into the Buy-Back, multiplied by the Buy-Back Price, exceeds $155 million then there will be a scale back of acceptances so that not more than $155 million worth of Shares are bought back. In such case, the number of your Shares that Ansell will buy back will be subject to a scale back procedure which will operate as follows:

(1)	Ansell will buy back the first 200 of your Shares that you nominate for sale;

(2)	where you nominate more than 200 Shares for sale, Ansell will buy back the first 200 of your Shares and will then scale back on a pro-rata basis all acceptances of more than 200 Shares so that the total value of Shares bought back is $155 million;

(3)	the scale back is subject to an adjustment to ensure that no shareholder who nominates 100 per cent of their Shares for sale will be left with less than a Marketable Parcel on completion of the Buy-Back as a result of the scale back; and

(4)	in calculating the number of your Shares which will be bought back, all fractions will be rounded downwards.

Ansell will announce any scale back shortly after close of the Buy-Back. Ansell expects to make this announcement on Monday, 15 November 2004.

(b) The Buy-Back Price

The price Ansell will pay for each Share bought back is the weighted average market price of Ansell shares on the ASX over the five trading days from 29 September 2004 to 5 October 2004 inclusive, plus a premium of $0.19 being $9.00. The Buy-Back Price will then be adjusted for the percentage change in the S&P/ASX 200 Industrials Index from the commencement of trading on 6 October 2004 to the close of trading on 9 November 2004 and rounded to the nearest cent. The Buy-Back Price is subject to a maximum price of $9.20 and a minimum price of $8.70.

The formula for calculating the Buy-Back Price is:

$9.00	x	Closing level of S&P/ASX 200 Industrials Index on 9 November 2004
5,983.7*

*	5,983.7 was the opening level of the S&P/ASX 200 Industrials Index on 6 October 2004

The Directors may, at their discretion, make a further adjustment to the Buy-Back Price within the maximum and minimum prices set out above if they believe on reasonable grounds that the movement in the S&P/ASX 200 Industrials Index from the commencement of trading on 6 October 2004 to the close of trading on 9 November 2004 is significantly different to the movement in the value of Ansell Shares over the same period.

The price Ansell will pay for your Shares will be calculated following the close of trading on Tuesday, 9 November 2004. Ansell expects to announce the final price following the close of trading on Tuesday, 9 November 2004.

(c) Employee Shares

Any Shares that you hold that:

i)	remain subject to the rules of the Pacific Dunlop Employee Share Plan or the Pacific Dunlop Executive Share Plan; or

ii)	were issued to employees under the Ansell Stock Incentive Plan and are subject to restrictions on disposal, are Restricted Employee Shares and will be excluded from the Buy-Back.

You will only be invited to participate in the Buy-Back in respect of Shares which you are free to trade.

(d) Entitlement to the Offer

Your rights under the Buy-Back Offer are personal and may not be transferred by you. Any purported transfer of rights will not be recognised.

4.	Terms of the Buy-Back Offer continued

4.2 Acceptance of the Offer

(a) Issuer Sponsored Holdings

If you do not have a CHESS Holding, please use the Issuer Sponsored Holders Acceptance Form.

To sell your Shares to Ansell in the Buy-Back, you should:

•	Decide how many Shares you want to sell. The maximum number of Shares you can nominate for sale in the Buy-Back is marked in box ‘A’ on your personalised Acceptance Form.

•	If you wish to sell this maximum number of Shares you need only place an ‘X’ in box ‘B’ and sign the Acceptance Form where indicated.

•	If you hold 200 Shares or less you must offer to sell all your Shares if you wish to participate in the Buy-Back, in which case you need only sign the Acceptance Form where indicated.

•	If you hold more than 200 Shares and you do not wish to accept the Offer in respect of all your Shares, write the number of Shares you wish to sell in the box marked ‘C’ on the Acceptance Form.

Send your completed and signed Acceptance Form to make sure it will be received before 5.00pm Melbourne time on Friday, 12 November 2004:

By mail to:

Computershare Investor Services Pty Limited

GPO Box 52

Melbourne Vic 8060

Australia

or

In person to:

Computershare Investor Services Pty Limited

Yarra Falls

452 Johnston Street

Abbotsford Vic 3067

Australia

or

By facsimile to:

Computershare Investor Services Pty Limited

Facsimile: (+61 3) 9473 2471

You can use the enclosed reply-paid envelope if you are posting in Australia. Please note that if you are returning your Acceptance Form by post, it will not be effective unless it is actually received at either of the above addresses by 5.00pm Melbourne time on 12 November 2004. You should allow sufficient time for this to occur.

(b) CHESS Holdings

If you have a broker sponsored CHESS Holding, you can only accept the Offer by contacting your controlling participant (usually the broker who arranged the purchase of your Shares) to provide your instructions.

You must contact them in time for them to process your acceptance before 5.00pm Melbourne time on 12 November 2004. Acceptances which are not fully processed before this time will not be effective.

You will need to instruct the broker how many Shares you wish to nominate for sale and which holding (if you have more than one holding).

A CHESS Holders Acceptance Form is enclosed, but it is up to your controlling participant whether they require the form to be signed. Do NOT send your CHESS Holders Acceptance Form to Computershare.

(c) Broker and non-broker participants

If you are a broker or non-broker participant you may only accept this Offer in accordance with the ASTC Settlement Rules (as if the Offer were a takeover offer).

4.3 Restrictions on acceptances

Ansell will not accept any Acceptance Form which it may not lawfully accept or which, if accepted, would give rise to an illegal or unenforceable buy-back agreement or a buy-back agreement which Ansell cannot otherwise lawfully perform.

The Buy-Back Offer is not made to persons to whom the Offer may not lawfully be made or to persons whose participation in the Buy-Back is not permitted under the laws of the jurisdiction in which they are resident. Without limiting the rights that Ansell otherwise has in relation to acceptances, an acceptance submitted by such a person will not be accepted by Ansell.

4.4 Shareholders with more than one holding of Shares

You will receive a personalised Acceptance Form for each separate holding of Shares (for example, if you hold some Shares in your name and some Shares jointly with your spouse, you will receive two Acceptance Forms). You may accept the Offer in respect of any or all of your separate holdings provided that you complete a separate Acceptance Form (in accordance with the instructions on the Acceptance Form) for each holding you wish to sell.

4.5 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) you must complete and return the Acceptance Form in accordance with instructions for joint holdings on the Acceptance Form.

4.6 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back, subject to any legal restrictions in the countries where such beneficial owners are resident, and then aggregate all acceptances received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Acceptance Form on behalf of all beneficial owners.

Trustees and nominees, and any other registered holders with Shares held on behalf of a beneficial owner, should be aware that any scale back will be applied on a registered holder basis only. However, subject to local jurisdiction law, trustees and nominees may be required to apply any scale back to beneficial holders on a pro-rata basis. It is the responsibility of the registered holder to aggregate all instructions received from any underlying beneficial owners and submit one combined Acceptance Form (if any).

If you hold American Depositary Receipts (ADRs) representing Shares, you will separately receive additional information regarding how to instruct your ADR depositary if you wish to nominate your Shares to be bought back by Ansell.

4.7 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as OCH collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements or that loan documentation.

4.8 Declining the Offer

You may choose not to accept the Buy-Back Offer and continue to hold all of your Shares. In this case, no action is required by you.

4.9 Withdrawal or amendment of acceptances

(a) Issuer Sponsored Holdings

To withdraw or amend an acceptance you have submitted, you will need to obtain a Withdrawal/Amendment Form by contacting the Ansell Share Registry on 1300 726 419.

You may withdraw your acceptance by placing an ‘X’ in the ‘Withdrawal Box’ on the Withdrawal/Amendment Form, signing the form and sending it to Computershare at either of the addresses provided in section 4.2 so that it is received by 5.00pm (Melbourne time) on 12 November 2004. You may not withdraw your acceptance after this time.

You may amend your acceptance by inserting the number of Shares you wish to sell in the ‘Amendment Box’, signing the form and sending it to Computershare at either of the addresses provided in section 4.2 so that it is received by 5.00pm (Melbourne time) on Friday, 12 November 2004. You may not amend your acceptance after this time.

Please note that if you are returning your Withdrawal/ Amendment Form by post, it will not be effective unless it is actually received at an address provided in section 4.2 by 5.00pm Melbourne time on 12 November 2004. You should allow sufficient time for this to occur.

Withdrawals or amendments made in accordance with this procedure will take effect once they have been received and processed by the Ansell Share Registry. You can contact the Ansell Share Registry on 1300 726 149 to find out if your withdrawal or amendment has been successfully processed.

You should not sell any of the Shares in respect of which you have submitted an acceptance until you have confirmed that your withdrawal or amendment has been successfully processed. If you sell any Shares after you submit an acceptance, and at the Buy-Back Date you do not hold at least the number of Shares in respect of which you have accepted the Buy-Back Offer, Ansell may, in its absolute discretion, reject your acceptance or treat your acceptance as if you had accepted in respect of the number of Shares held by you at the Closing Date (provided you also held no less than that number of Shares at the Record Date).

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your controlling participant in sufficient time for them to process your withdrawal or amendment by 5.00pm (Melbourne time) on 12 November 2004.

Do not send a Withdrawal/Amendment Form to the Ansell Share Registry, as it cannot process this form. Only your controlling participant can withdraw or amend an acceptance on your behalf.

4.	Terms of the Buy-Back Offer continued

A withdrawal or amendment made by a controlling participant will take effect in accordance with the CHESS procedures.

If you are a CHESS Holder, you may receive written confirmation from CHESS of the withdrawal or amendment made on your holding by your controlling participant. Irrespective of its wording, this confirmation is not an acknowledgment by Ansell of the withdrawal or amendment of your acceptance.

4.10 Deeming acceptances

If you purport to accept the Buy-Back Offer for more than the number of Shares indicated on your personalised Acceptance Form, you will be deemed to have accepted the Offer for the number of Shares indicated on your Acceptance Form.

If you are a holder of 200 Shares or less and you purport to accept the Offer for less than all of your Shares, you will be deemed to have accepted the Offer for all of your Shares.

Ansell may, in its sole discretion, at any time deem any acceptance it receives to be a valid acceptance, or disregard and treat as invalid any acceptance as Ansell determines appropriate, and may waive any or all of the requirements for acceptance.

4.11 Effect of acceptance of the Offer

(a)	By signing and returning an Acceptance Form in accordance with clause 4.2, instructing your controlling participant to accept the Buy-Back Offer, or otherwise accepting the Offer, you will have irrevocably and unconditionally:

(1)	agreed that you will sell to Ansell on the Buy-Back Date the number of Shares determined under clause 4.1 upon the terms of this Offer;

(2)	warranted to Ansell that as at the time of acceptance and on the Buy-Back Date:

(A)	you are the holder of the Shares for which you have accepted the Offer;

(B)	those Shares are and will be free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) or any third party rights; and

(C)	you have capacity to sell and transfer such Shares by way of acceptance of the Offer; and

(3)	authorised Ansell (or its officers or agents) to correct any error in or omission from your Acceptance Form and to complete the Acceptance Form by the insertion of any necessary details.

(b)	If you accept the Buy-Back Offer, you may not sell any of your Shares to a person other than Ansell if, as a result, your shareholding is reduced below the number of Shares nominated by you to be bought back under this Offer. As damages is not an adequate remedy for breach of this clause 4.11(b), if you sell Shares in breach of this clause, you will be deemed to have appointed Ansell or its agent as your attorney to purchase Shares in your name and at your expense to satisfy your obligations under this Offer and you will indemnify Ansell for all costs incurred by it in connection with any such purchase.

4.12 Miscellaneous

(a) Brokerage

You will not be required to pay brokerage in connection with the sale of your Shares under the Buy-Back.

(b) Ansell’s rights to amend or terminate the Buy-Back

Ansell reserves the right, by making an announcement to the ASX to:

(1)	amend or terminate the Buy-Back Offer at any time before the Buy-Back Date; or

(2)	extend the period of the Buy-Back Offer before the Buy-Back Date.

(c) Governing Law

The Buy-Back Offer, any acceptance of the Offer and any buy-back agreement entered into in connection with the Offer will be governed by the laws of Victoria.

5.	Other Information

5.1 Directors’ entitlements

Directors are entitled to participate in the Buy-Back (other than in respect of Restricted Employee Shares) and may do so according to their own particular circumstances. As at 31 August 2004, the Directors of Ansell held or had a relevant interest in the following Shares:

	1	2
E D Tweddell	34,220
P L Barnes	11,685
D D Tough*	20,000	—
L D Crandall	8,108
H J Elliott	8,976
M J McConnell	26,406
S P Gold (alternate to M J McConnell)	15,239	13,928,840

1.	Beneficially held in own name, or in the name of a trust, nominee company or private company.

2.	Non-beneficial. Mr Gold has an indirect interest in these shares by virtue of a 10 per cent limited partnership interest in Trefoil International Investors III, L.P., which is a related body corporate of Shamrock Holdings of California Inc (‘Shamrock’)**.

*	Mr Tough also has an interest in options and performance share rights, which were granted pursuant to the Ansell Limited Stock Incentive Plan.

**	Shamrock Holdings of California, an affiliate of Messrs McConnell and Gold, two of our Directors, have advised us that they intend, subject to market conditions, to tender Ordinary Shares in the Offer but have not decided how many Shares they will tender. They will be treated in the same manner as any other tendering shareholder.

5.2 ASIC Relief

ASIC has granted Ansell an exemption under subsection 257D(4) of the Corporations Act 2001 from the operation of section 257D. The effect of the exemption is to allow Ansell to:

•	conduct the Buy-Back similarly to an equal access scheme;

•	make Buy-Back Offers to employee shareholders in respect of the number of Ansell shares they hold which are not Restricted Employee Shares;

•	not make Buy-Back Offers to shareholders who reside in, or have a registered address in, foreign countries other than those countries which Ansell is aware that the laws of the country would allow the Buy-Back Offer or acceptances of the Buy-Back Offer;

•	require shareholders who hold 200 Shares or less to nominate all their Shares to be bought back by Ansell if they wish to participate in the Buy-Back;

•	utilise the scale back mechanism as set out in section 4.1; and

•	seek approval by an ordinary resolution of shareholders to purchase up to $155 million worth of Shares under the Buy-Back.

5.3 ASX Relief

ASX has granted Ansell a waiver under the ASX Listing Rule 7.40 to allow Ansell to set a record date for the Buy-Back that is five business days before the Annual General Meeting (to be held on 14 October 2004), and to allow Ansell to despatch personalised Acceptance Forms to shareholders by no later than four business days after the Record Date.

ASX has also granted Ansell a waiver to permit it to announce the Buy-Back Price in this offer booklet rather than in its Appendix 3C announcement.

In addition, ASX confirmed that it is appropriate for Ansell to comply with the Listing Rules timetable for equal access buy-backs, notwithstanding that the Buy-Back does not meet all the requirements for an equal access buy-back.

5.4 Privacy

Ansell is carrying out the Buy-Back in accordance with the Corporations Act 2001. This involves the collection of personalised information contained in the Acceptance Form to process your acceptance. If you do not provide this information, Ansell may be hindered in, or prevented from, processing your Acceptance Form.

The personal information collected by Ansell will only be disclosed to:

(a)	Computershare, in its capacity as Ansell’s Share Registrar;

(b)	a print and mail service provider;

(c)	Ansell’s advisers in relation to the Buy-Back;

(d)	financial institutions in respect of payments to you in connection with the Buy-Back; and

(e)	as required or authorised by law.

If you wish to access the information collected by Ansell in relation to your shareholding, please write to Ansell care of Computershare at the mailing address set out in this booklet.

6.	Definitions and Interpretation

6.1 Definitions

In this booklet and in the Acceptance Form, unless the context otherwise requires:

‘Acceptance Form’ means the form of acceptance and transfer accompanying this booklet.

‘Ansell’, the ‘Company’, ‘we’ or ‘us’ means Ansell Limited (ABN 89 004 085 330).

‘Ansell Share Registry’ or ‘Computershare’ means Computershare Investor Services Pty Limited in its capacity as Ansell’s Share Registrar.

‘ASIC’ means the Australian Securities and Investments Commission.

‘ASTC Settlement Rules’ means the operating rules of ASX Settlement and Transfer Corporation Pty Ltd.

‘ASX’ means Australian Stock Exchange Limited.

‘Buy-Back Date’ means the date Ansell enters into the Buy-Back agreement with you which will be Sunday, 14 November 2004 or such other date as is determined by Ansell.

‘Buy-Back Offer’, ‘Buy-Back’ or ‘Offer’ means the Buy-Back Offer contained in this booklet and the Acceptance Form.

‘Buy-Back Price’ means the price at which Ansell will buy back Shares accepted into the Buy-Back, determined in accordance with this booklet.

‘buy-back resolution’ means resolution 4 set out in the Notice of Annual General Meeting dated 6 September 2004.

‘CGT’ means capital gains tax.

‘CHESS Holding’ means a holding of Shares on the CHESS subregister of Ansell.

‘Closing Date’ means 5.00pm Melbourne time on Friday, 12 November 2004, unless the Directors announce a later date.

‘Directors’ means the Directors of Ansell.

‘EPS’ means earnings per share.

‘Marketable Parcel’ means the number of Shares which would have a value of at least $500 based on the closing market price of Shares on ASX on the Closing Date.

‘Offer Period’ means the period during which Offers are intended to remain open as set out in clause 4.1.

‘Restricted Employee Shares’ means Shares which are subject to restrictions on sale under the Pacific Dunlop Employee Share Plan, the Pacific Dunlop Executive Share Plan and the Ansell Stock Incentive Plan.

‘Record Date’ means Wednesday, 6 October 2004.

‘Shares’ means the fully paid ordinary shares in the capital of Ansell.

‘Withdrawal/Amendment Form’ means the form to withdraw or amend an acceptance which is available as described in section 4.9 of the booklet.

‘your Shares’ means the Ansell Shares registered in your name which, in accordance with the ASTC Settlement Rules, confer an entitlement to receive Buy-Back Offers as at 6 October 2004, other than the Restricted Employee Shares.

6.2 Interpretation

In this booklet and the Acceptance Form, unless the context otherwise requires:

(a)	the singular includes the plural and vice versa and words importing one gender include other genders;

(b)	other parts of speech and grammatical forms of a word or phrase defined in this document have corresponding meaning;

(c)	terms defined in the Corporations Act have the meanings ascribed to them in the Corporations Act;

(d)	a reference to any currency is a reference to Australian currency;

(e)	a reference to a paragraph or clause is a reference to a part of this document; and

(f)	a reference to time is a reference to the time in Melbourne.

The postal acceptance rule does not apply to your acceptance of this Offer.

Designed and produced by ard

Financial Adviser	Legal Adviser

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM

Name:	DAVID M. GRAHAM

Title:	GROUP TREASURER

Date: October 12, 2004